# Black Hammer Brewing, LLC

## PROFIT AND LOSS

January - December 2018

| | TOTAL |
|---|---|
| Income | |
| 4000. Gross Sales | |
| 4100. Brewery Sales | |
| 4106. Discounts and Comps | -2,429.00 |
| **Total 4100. Brewery Sales** | **-2,429.00** |
| 4200. Wholesale Sales | -160.00 |
| 4210. Sales - Bottled | 9,737.38 |
| 4215. Sales - Kegged | 130,579.83 |
| Sales - Merchandise | 90.00 |
| **Total 4200. Wholesale Sales** | **140,247.21** |
| **Total 4000. Gross Sales** | **137,818.21** |
| Brewery Income | 855,159.59 |
| Sales | -920.00 |
| Services | -6,570.00 |
| **Total Income** | **$985,487.80** |
| Cost of Goods Sold | |
| 5000. Cost of Goods Sold | 58,353.44 |
| 5010. Food COG | 300.00 |
| 5020. Beer COG | |
| Beer Kegged | 21,580.35 |
| Beer Packaged | 1,646.34 |
| Equipment | 6,589.76 |
| Equipment Rental - COS | 5,028.40 |
| Inventory Adjustment | -17.83 |
| Shipping, Freight & Delivery - COS | 0.00 |
| Supplies | 23,603.99 |
| Taproom Transfer | 33,373.33 |
| Work in Progress Loss | 2,498.51 |
| **Total 5020. Beer COG** | **94,302.85** |
| 5030. Merchandise | 757.94 |
| 5040. Wine COG | 910.00 |
| **Total 5000. Cost of Goods Sold** | **154,624.23** |
| Other Costs of Services - Catering | 500.00 |
| Retail - COGS | 7,602.97 |
| **Total Cost of Goods Sold** | **$162,727.20** |
| GROSS PROFIT | **$822,760.60** |
| Expenses | |
| 6000. Payroll | |
| 6030. Payroll Taxes | 35,074.69 |
| 6035. Guaranteed Payments | 14,833.99 |
| 6040. Payroll/HR Expenses | 2,832.00 |
| 6045. Health Insurance | 25,812.64 |
| Gross Wages | 400,458.29 |

| | TOTAL |
|---|---|
| **Total 6000. Payroll** | **479,011.61** |
| 7000. Controllable Expenses | |
| 7100. Advertising and Marketing | 20,025.88 |
| 7110. Charitable Contribution | 99.82 |
| **Total 7100. Advertising and Marketing** | **20,125.70** |
| 7200. General & Administrative Exp. | |
| 7210. Auto Expense | 16,845.63 |
| 7215. Bank Charge | 396.28 |
| 7220. Credit Card Processing Fee | 2,389.61 |
| 7225. Dues and Subscriptions | 1,669.90 |
| 7230. Meals and Entertainment | 6,856.02 |
| 7235. Parking and Toll | 1,699.43 |
| 7240. Office Expense | 2,335.95 |
| 7245. Postage | 430.09 |
| 7255. Cable & Internet | 972.54 |
| 7256. Telephone Expense | 5,256.20 |
| 7260. Interest Expense | 2,636.16 |
| 7265. Technology/Software | 6,539.17 |
| 7270. Travel | 1,568.56 |
| 7290. Miscellaneous | 695.88 |
| **Total 7200. General & Administrative Exp.** | **50,291.42** |
| 7300. Outside Services | 190.00 |
| 7310. Accounting | 5,182.15 |
| 7315. Cleaning | 7,133.96 |
| 7320. Security | 104.00 |
| 7325. Legal & Consulting | 840.00 |
| **Total 7300. Outside Services** | **13,450.11** |
| 7400. Repairs and Maintenance | 6,109.33 |
| 7410. Tools | 572.88 |
| **Total 7400. Repairs and Maintenance** | **6,682.21** |
| **Total 7000. Controllable Expenses** | **90,549.44** |
| 8000. Non-Controllable Expenses | |
| 8100. Occupancy | |
| 8110. Business Insurance | 23,228.90 |
| 8115. Licenses & Permits | 1,783.10 |
| 8120. Rent or Lease of Buildings | 127,735.66 |
| **Total 8100. Occupancy** | **152,747.66** |
| 8200. Taxes | 6,729.65 |
| 8210. Excise Taxes | 17,137.47 |
| **Total 8200. Taxes** | **23,867.12** |
| 8300. Utilities | 32,236.91 |
| 8310. Trash | 8,296.83 |
| **Total 8300. Utilities** | **40,533.74** |
| **Total 8000. Non-Controllable Expenses** | **217,148.52** |
| Keg Deposit Refund | 160.00 |
| Purchases | 659.63 |
| Website | 31.16 |
| **Total Expenses** | **$787,560.36** |

| | TOTAL |
| --- | --- |
| NET OPERATING INCOME | **$35,200.24** |
| Other Income | |
| 8500. Other Income | |
| 8510. Interest Income | 8.14 |
| **Total 8500. Other Income** | **8.14** |
| **Total Other Income** | **$8.14** |
| Other Expenses | |
| 9000. Other Expenses | |
| 9010. Depreciation Expense | 129,731.14 |
| 9015. Amortization Expense | 123.00 |
| 9020. Investor Interest Expense | 14,409.00 |
| 9021. Eugenio Jarosiewicz | 3,202.00 |
| 9022. Gabriel Schine | 3,202.00 |
| **Total 9020. Investor Interest Expense** | **20,813.00** |
| **Total 9000. Other Expenses** | **150,667.14** |
| Penalty | 537.31 |
| **Total Other Expenses** | **$151,204.45** |
| NET OTHER INCOME | **$ -151,196.31** |
| NET INCOME | **$ -115,996.07** |